April 4, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant Director

Re:	TopSpin Medical, Inc.
Amendment no. 1 to Form 8-K Filed February 23, 2012 File No. 333-144472

Dear Ms. Ravitz:

Reference is made to the letter, dated March 8, 2012, from the staff of the Corporate Finance Division of the Securities and Exchange Commission in reference to the above-listed filing.

Our response has been delayed as a result of our need to update the financial information originally filed with our Current Report on Form 8-K filed on January 5, 2012 to reflect the results of Metamorefix and TopSpin Medical, Inc. through December 31, 2011, and we expect a further delay in connection with an Israeli national holiday during the week of April 9, 2012 during which professional offices will be closed. We expect to file a response letter as well as an amendment to the above-listed filing on or about April 20, 2012.

Please contact me at +972.9.744.2440 if you have any questions.

Very Truly Yours,

/s/ Hanan Waksman
Hanan Waksman
Chief Executive Officer
TopSpin Medical, Inc.